[Letterhead of Wachtell, Lipton, Rosen & Katz]

December 20, 2011

VIA EDGAR AND FEDEX

Jeffrey P. Riedler, Esq.

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Telephone Number:    (202) 551-3852

Facsimile Number:      (202) 772-9209

Re:	Alleghany Corporation
Registration Statement on Form S-4
Filed December 7, 2011
File No. 333-178353

Dear Mr. Riedler:

On behalf of Alleghany Corporation (“Alleghany”) and Transatlantic Holdings, Inc. (“Transatlantic”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that appeared in your letter dated December 19, 2011, with respect to the above-referenced filings. We have also included in this letter, where applicable, responses communicated to us by counsel to, and/or representatives of, Transatlantic.

This letter and Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-4 (File No. 333-178353) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with five copies of Amendment No. 1 marked to indicate changes from the version filed on December 7, 2011.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1. All references to page numbers in these responses are to the pages in the marked version of Amendment No. 1.

Registration Statement on Form S-4

1.	Please file the tax opinions of Exhibits 8.1 and 8.2 with your next amendment. We may have further comment once we review the materials.

Response: As discussed with the Staff via telephone on December 20, 2011, the consummation of the merger is conditioned on the receipt at the closing of a favorable tax opinion by each of Alleghany and Transatlantic from their respective counsel. This condition is not waivable, however, by Alleghany after Alleghany stockholders have approved the stock issuance proposal, or by Transatlantic after the Transatlantic stockholders have adopted the merger agreement. Therefore, pursuant to the guidance set forth in Staff Legal Bulletin No. 19 (CF), “Legality and Tax Opinions in Registered Offerings,” dated October 14, 2011, Article III.D.2, Alleghany and Transatlantic respectfully submit to the Staff that neither Alleghany nor Transatlantic are required to file the tax opinions with Amendment 1. Both Alleghany and Transatlantic respectfully confirm to the Staff that both parties intend to file an appropriately unqualified tax opinion by post-effective amendment to the Registration Statement no later than the closing date of the merger.

2.	Please revise your discussion of tax consequences on page 148 to express a firm conclusion regarding the federal income tax consequences of the transaction and indicate whether the merger will qualify as a tax-free reorganization.

Response: In response to the Staff’s comment, the discussion of the federal income tax consequences of the transaction has been revised. The revised disclosure appears on page 149 of Amendment No. 1.

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Jeffrey P. Riedler, Esq.

United States Securities and Exchange Commission

December 20, 2011

If you have any questions, please do not hesitate to contact the undersigned or Alison M. Zieske, counsel to Alleghany, at (212) 403-1000 (telephone), or Lois Herzeca or Eduardo Gallardo of Gibson, Dunn & Crutcher LLP, counsel to Transatlantic, at (212) 351-4000 (telephone).

We thank the Staff in advance for its assistance.

Sincerely,

/s/ David E. Shapiro

David E. Shapiro
Wachtell, Lipton, Rosen & Katz

cc:	Christopher K. Dalrymple, Alleghany Corporation
Gary A. Schwartz, Transatlantic Holdings, Inc.
Alison M. Zieske, Wachtell, Lipton, Rosen & Katz
Lois Herzeca and Eduardo Gallardo, Gibson, Dunn & Crutcher LLP